PANNONPLAST INDUSTRIES PLC.

Chairperson

[redacted]225 Budapest, Nagytétényi út 216-218.
'80 Budapest, P.O.Box 51.
ıe: (36-1) 207-1936, (36-1) 207-1928
ax: (36-1) 207-1525
@pannonplast.hu
...pannonplast.hu

Securities and Exchange Comm
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, September 30th, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

ANNOUNCEMENT

The Board of Directors of
PANNONPLAST Industries Public Limited Company
(1225 Budapest, Nagytétényi út 216-218.)
informs its shareholders that the company convenes an

Extraordinary General Meeting (EGM)

on 3 November, 2003 at 10:00 o'clock

Location of the EGM: First floor, Meeting Room at the Training and Leisure Center of the Company (1225 Budapest, Nagytétényi út 67.)

Agenda of the General Meeting:

1. Report of the Board of Directors on its business policy in the recent period and future objectives
2. On shareholder's initiative: Revocation of the members of the Board of Directors and the Supervisory Board of Pannonplast Industries Plc
3. On shareholder's initiative: Election of new BOD and SB members and determination of their remuneration

Presentation material is not prepared for the Extraordinary General Meeting.

If the EGM **fails to have a quorum,** the BOD will convene the **repeated EGM** to be held at the same location with the same agenda **on 3 November, 2003** (i.e. the originally announced date) **at 10:30 o'clock**. This EGM will form a quorum to decide on the issues on the originally announced agenda, irrespective of the number of the attendance.

Voting right can only be exercised at the EGM if the name of the shareholder is registered in the Company's Register of Shareholders. Shareholders may attend and vote at the EGM either in person or through their proxy or authorized person.
The entitlement date will be the fifth trading day on the stock exchange, prior to the announced date of the EGM, therefore the Company is going to close its Register of Shareholders on 27 October, 2003 at 15:00 o'clock.

We ask our shareholders to register their attendance at the location of the EGM until 9:30 o'clock. We also ask our shareholders to **bring on documents for their identification, for certifying their right of representation and to present their Power of Attorney.**

The Board of Directors of Pannonplast Plc.

Dadda Róza